Exhibit A

JOSIAH T. AUSTIN
4673 Christopher Place
Dallas, TX 75204

July 6, 2012

Simon Pedder, Ph.D., President and CEO
  And Members of the Board of Directors
Chelsea Therapeutics International, Ltd.
3530 Toringdon Way, Suite 200
Charlotte, NC 28277

Dear Sirs:

I am writing to alert you formally of my concern and dissatisfaction with the performance and direction of the Company.

Over the past year, I have informally shared my concerns with a number of you with no apparent change in direction or focus.  As a result, and in light of the continuing deterioration in the Company's performance, I am convinced that the Board and management should begin exploring alternative approaches to maximize shareholder value.  I would welcome the opportunity to sit down with management and the Board to discuss steps that can and should be taken now to enhance shareholder value, including an infusion of fresh perspective on the Board to invigorate the Company and its consideration of alternatives.

I look forward to hearing from you.

Very truly yours,

/s/ Josiah T. Austin
Josiah T. Austin